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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of  June 7, 2006.

Commission File Number  001-15244

CREDIT SUISSE GROUP

(Translation of registrant’s name into English)

Paradeplatz 8,  P.O. Box 1,  CH - 8070 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-                .

— Press Release
Winterthur Group
Media Relations
General Guisan-Strasse 40
P.O. Box 357
CH-8401 Winterthur
Tel. +41 52 261 77 44
Fax +41 52 261 37 88
communications.ch@winterthur.ch

Winterthur Group Purchases an Equity Package of DBV-Winterthur for roughly 375 Million Euros

Winterthur, June 6, 2006 — Winterthur Group has acquired an equity package of 25 percent plus one share of DBV-Winterthur Holding AG from DBV Öffentlichrechtliche Anstalt für Beteiligungen for the price of roughly 375 million Euros and now holds a stake of just below 95% in DBV-Winterthur Holding AG. This means the German subsidiary will benefit even more from integration into the international companies of Winterthur Group.

The simplified shareholder structure of DBV-Winterthur will enable Winterthur Group to strengthen its position in the German insurance market. Leonhard Fischer, CEO of Winterthur Group, explains that “working more closely across international lines with other companies in the Group will help us be consistent in successfully developing our German subsidiary. DBV-Winterthur will enjoy decisive advantages from being more closely integrated into the international insurance Group — not only with regard to international product development, but also in terms of investment and risk management, as well as asset and liability management.”

DBV-Winterthur is an insurance group with over 130 years of experience in the German market. During the 2005 fiscal year, the company had a staff of 4,742, served approximately 3.6 million policyholders, and generated a premium volume of around 3.7 billion euros. Premium income breaks down into life (53%) and health insurance (27%), with the remaining 20% comprising property and casualty insurance. DBV-Winterthur is headquartered in Wiesbaden in Germany.

Inquiries

Winterthur Group, Media Relations, Tel.: +41 52 261 77 44

Credit Suisse Group, Investor Relations, Tel.: +41 44 333 71 49

This media release of Winterthur Group is available online at: www.winterthur.com

Winterthur Group

Winterthur is the leading insurer in Switzerland, and ranks among the top ten all-line carriers in Europe. With a history spanning 130 years, Winterthur’s life insurance, pension and non-life businesses are based mainly in Western Europe, but the group also has activities in Central and Eastern Europe, the US and Asia. Using a variety of channels, the group manages a balanced product portfolio for private clients as well as small and medium-sized companies. Winterthur operates in 17 countries, and has around 19,000 employees and 13 million clients worldwide. In Q1 2006, the group achieved a business volume of 12.7 billion Swiss francs, and reported assets under management of 159.8 billion Swiss francs as of March 31, 2006. Winterthur is a 100% subsidiary of Credit Suisse Group, a leading global financial services company headquartered in Zurich. Further information about Winterthur can be found at http://www.winterthur.com.

Cautionary statement regarding forward-looking information

This press release contains statements that constitute forward-looking statements.  In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements.  Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved.  We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in Credit Suisse Group’s most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

Cautionary statement regarding non-GAAP financial information

This press release contains non-GAAP financial information. A reconciliation of such non-GAAP financial information to the most directly comparable measures under generally accepted accounting principles, is posted on the website at http://www.credit-suisse.com/sec.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

Date	June 7, 2006	By	/s/	Urs Rohner
General Counsel*

			/s/	Charles Naylor
Head of Corporate Communications

*  Print the name and title under the signature of the signing officer.

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